Mail Stop 3628

September 29, 2009

Via U.S. Mail

Mr. William E. Redmond, Jr.
President and CEO
GenTek Inc.
90 East Halsey Road
Parsippany, New Jersey 07054

> Re: **GenTek Inc.**
> **Schedules TO-C**
> **Filed on September 28, 2009**
> **File No. 005-56261**

Dear Mr. Redmond:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You have made your filings under the header tag SC TO-C, applicable to a bidder in a third party tender offer, instead of SC14D9C, applicable to a subject company. Please advise, or refile your pre-commencement communications using the correct header tag and under the cover page of Schedule 14D-9. Refer to Rule 14d-9(a)(2).

2.   The press release included as an exhibit to your filings contains a recommendation by the board of directors with respect to the proposed tender offer. Rule 14d-9(d) provides that any recommendation with respect to a tender offer must include the information required by Schedule 14D-9, including the reasons for the recommendation, or a fair and adequate summary thereof. Please advise or revise.

3.   You have included disclosure in your filing indicating that the filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those sections are inapplicable to statements made in connection with a tender offer. Please confirm that you will refrain from making further such statements in future filings relating to the tender offer.

4.   We note your statement that the merger agreement "is not intended to provide any other factual information about GenTek, Purchaser or Parent, [or] their respective businesses…." We also note your statement that the representations and warranties were made "solely for the benefit of" the parties to the agreement. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under federal securities law. We would not object if you revised this language to state that the merger agreement is not intended to change or supplement the disclosures in your public reports filed with the SEC, but rather is intended to govern the contractual rights and relationships, and to allocate risks, between the parties to the agreement.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (202) 637-2201
        William P. O'Neill, Esq.
        Latham & Watkins LLP